UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Quantum Fuel Systems Technologies Worldwide, Inc.

(Name of Issuer)

Common Stock, $0.02 par value

(Title of Class of Securities)

74765E109

(CUSIP Number)

Ryan J. York

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS Kevin Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,928,191 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,928,191 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,928,191 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 1,930,825 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,240,451 shares issuable upon conversion of a warrant exercisable within 60 days, jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 2,896,238 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,860,677 shares issuable upon conversion of a warrant exercisable within 60 days.
(2)	Based on 28,022,639 shares of the Issuer’s common stock outstanding as of November 13, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2015.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS Michelle Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,928,191 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,928,191 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,928,191 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 1,930,825 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,240,451 shares issuable upon conversion of a warrant exercisable within 60 days, jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 2,896,238 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,860,677 shares issuable upon conversion of a warrant exercisable within 60 days.
(2)	Based on 28,022,639 shares of the Issuer’s common stock outstanding as of November 13, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 16, 2015.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS Tim McGaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 62,312 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 62,312 (1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,312 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 * (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Less than one percent.
(1)	Tim McGaw holds 20,987 shares issuable upon conversion of a convertible note exercisable within 60 days, 15,505 shares issuable upon conversion of a warrant exercisable within 60 days, and 1,875 shares issuable upon conversion of stock options exercisable within 60 days.
(2)	Based on 28,022,639 shares of the Issuer’s common stock outstanding as of November 13, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 16, 2015.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS K&M Douglas Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,171,276 (2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,171,276 (2)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,171,276 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2)	The K&M Douglas Trust holds 1,930,825 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,240,451 shares issuable upon conversion of a warrant exercisable within 60 days.
(3)	Based on 28,022,639 shares of the Issuer’s common stock outstanding as of November 13, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 16, 2015.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,756,915 (2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 4,756,915 (2)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,756,915 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.5% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)	The James Douglas and Jean Douglas Irrevocable Descendants’ Trust holds 2,896,238 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,860,677 shares issuable upon conversion of a warrant exercisable within 60 days.
(3)	Based on 28,022,639 shares of the Issuer’s common stock outstanding as of November 13, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 16, 2015.

Amendment No. 5 to Schedule 13D

This Amendment No. 5 (“Amendment”) amends and supplements the Schedule 13D filed with the SEC on September 27, 2013, as previously amended by the Schedule 13D/A filed with the SEC on January 17, 2014, as previously amended by the Schedule 13D/A filed with the SEC on July 2, 2015, as previously amended by the Schedule 13D/A filed with the SEC on December 29, 2015, and as previously amended by the Schedule 13D/A filed with the SEC on March 23, 2016 (the “Schedule 13D”). Except as set forth in this Amendment, the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

The following items of the Schedule 13D are hereby amended as follows:

ITEM 4. PURPOSE OF TRANSACTION

The Filers hereby add the following supplemental disclosure to Item 4:

Asset Purchase Agreement

In connection with the previously disclosed Chapter 11 Filings of the Issuer, on April 8, 2016, the Issuer entered into an Asset Purchase Agreement (the “APA”) with Douglas Acquisitions, the K&M Douglas Trust and the James Douglas and Jean Douglas Irrevocable Descendant’s Trust (collectively, the “Purchasers”). Pursuant to the APA, the Purchasers have agreed to acquire substantially all of the assets of the Issuer (the “Purchased Assets”), subject to the terms and conditions of the APA, in a sale pursuant to section 363 of the Bankruptcy Code. Under the APA, the Purchasers have agreed to acquire the Purchased Assets for aggregate consideration including: (i): the amount required to satisfy the Issuer’s obligations to Western Alliance Bank; (ii) the amount required to satisfy the Issuer’s obligations to Douglas Acquisitions in connection with the previously disclosed DIP Credit Agreement; (iii) the amount required to satisfy the Issuer’s obligations to the holders of the Convertible Notes and the Series B Notes; (iv) the amount required to pay any cure amounts associated with assumption of the Issuer’s executory contracts; (v) $250,000 in cash; and (vi) assumption of certain liabilities of the Issuer.

The purchase price will be paid with a combination of cash and a credit bid of the Issuer’s obligations pursuant to the DIP Credit Agreement, as well as a credit bid of the Issuer’s obligations pursuant to the Convertible Notes and Series B Notes held by the K&M Douglas Trust and the James Douglas and Jean Douglas Irrevocable Descendant’s Trust.

Under the Chapter 11 Filings and in connection with the APA, the Issuer will seek approval of a bidding and public auction process for the Purchased Assets pursuant to section 363 of the Bankruptcy Code. The APA is subject to higher or better offers made in accordance with bidding procedures subject to the Bankruptcy Court’s approval.

The APA is subject to Bankruptcy Court approval and the consummation of the acquisition is subject to multiple bankruptcy conditions and milestones.

The APA may be terminated for, among other events, failure to satisfy multiple bankruptcy conditions and milestones, mutual agreement to terminate the APA, the delivery by the Purchasers of a notice of termination within 28 days of Purchasers’ receipt of the disclosure schedules, or the failure to close by July 15, 2016. If the Company consummates an alternative transaction, the Purchasers will generally be entitled to a breakup fee of two percent of the purchase, provided that the purchase price is over $25 million, plus reimbursement of fees and expense up to a maximum of $300 thousand.

The foregoing description of the APA is qualified in its entirety by reference to the full text of the Asset Purchase Agreement, a copy of which is filed herewith as Exhibit 7.14 and incorporated herein by reference.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information disclosed in Item 4 above is incorporated herein by reference.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

The Filers hereby add the following disclosure to this Item 7:

7.14	Asset Purchase Agreement, dated April 8, 2016, among Quantum Fuel Systems Technologies Worldwide, Inc. and Douglas Acquisitions LLC, the K&M Douglas Trust, the Douglas Irrevocable Descendant’s Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2016	*Kevin Douglas
KEVIN DOUGLAS

Date: April 14, 2016	*Michelle Douglas
MICHELLE DOUGLAS

Date: April 14, 2016	*Tim McGaw
TIM MCGAW

K&M DOUGLAS TRUST

Date: April 14, 2016	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: April 14, 2016	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS
IRREVOCABLE DESCENDANTS’ TRUST

Date: April 14, 2016	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: April 14, 2016	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

*Eileen Wheatman

/s/ Eileen Wheatman
By:	Eileen Wheatman
Attorney-in-Fact